Exhibit 4.4

CHIPOTLE MEXICAN GRILL, INC.
RESTRICTED STOCK UNITS AGREEMENT

Name of Participant:	Brian R. Niccol
No. of RSUs:
Grant Date:	March 5, 2018
Vesting Dates:	1st Anniversary of Grant Date 2nd Anniversary of Grant Date 3rd Anniversary of Grant Date

This Restricted Stock Units Agreement (this “Agreement”), dated as of the Grant Date first stated above, is delivered by Chipotle Mexican Grill, Inc., a Delaware corporation, to the Participant named above (the “Participant”).

Recitals

A.The Company is awarding the Participant restricted stock units (“RSUs”) as indicated above (the “Award”) as an inducement award pursuant to the “employment inducement” award exemption under Section 303A.08 of the NYSE Listed Company Manual, subject to the terms and conditions hereof and the Amended and Restated Chipotle Mexican Grill, Inc. 2011 Stock Incentive Plan (the “Plan”) (despite the fact that the RSUs are not granted under the Plan).

B.The Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”) has approved this Award.

C.The grant of RSUs hereunder is in full satisfaction of the Company’s obligations set forth under the section entitled “Make-Whole Awards—RSU Award” under the offer letter, dated as of February 11, 2018, by and between the Company and the Participant.

Agreement

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. Except as expressly indicated herein, defined terms used in this Agreement have the meanings set forth in the Plan.

2. Grant of RSUs.  Subject to the terms and conditions hereinafter set forth and the terms and conditions of the Plan, the Company, with the approval and at the direction of the Committee, hereby grants to the Participant the number of RSUs indicated above.

3. Vesting and Forfeiture of RSUs.

(a) Vesting of RSUs.  The RSUs subject to this Award shall be subject to the restrictions contained in this Agreement and subject to forfeiture to the Company unless and until the RSUs have vested in accordance with the terms and conditions of this Agreement.  Subject to the terms and conditions of this Agreement, (i) one-third of the total RSUs subject to this award will vest on each Vesting Date indicated above, with 100% of the unvested RSUs vesting on the 3rd anniversary of the Grant Date, and (ii) notwithstanding the provisions of sub-clause (i), any then-unvested RSUs will vest upon the Accelerated Vested Date (as defined in Section 3(b) below); provided that in each case the Participant remains continuously employed by the Company from the Grant Date until the Vesting Date or Accelerated Vesting Date, as applicable.

(b) Acceleration of Vesting.  In the event that prior to a Vesting Date: (i) the Committee determines that the Participant’s employment was terminated as a result of the Participant being unable to perform his duties due to a medically diagnosed permanent physical or mental condition (“Disability”), (ii) the Participant’s

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employment terminates due to the Participant’s death, (iii) the Participant’s employment is terminated by the Company without Cause, or (iv) the Participant resigns for Good Reason, then all of the unvested RSUs will vest immediately upon the earliest of any such event to occur.  Any date on which vesting occurs as described in this Section 3(b) shall be referred to herein as an “Accelerated Vesting Date.”

(c) Forfeiture.  If, in any case prior to a Vesting Date or any Accelerated Vesting Date, the Participant ceases to provide services as an employee other than under circumstances that would result in an Accelerated Vesting Date, then any unvested RSUs shall be forfeited by the Participant to the Company, and the Participant shall thereafter have no right, title or interest whatever in such RSUs.

(d) Effect of Vesting; Issuance of Unrestricted Stock.  RSUs will be settled as soon as reasonably practicable, but in no event later than thirty (30) days, after becoming vested under this Section 3 (each, a “Settlement Date”).  Upon a Settlement Date and pursuant to the terms and conditions set forth in this Agreement, the Company will issue (subject to Sections 11 and 15 below) to the Participant a certificate or electronically transfer by book-entry the number of shares of Common Stock of the Company equal to the number of vested RSUs that are then to be settled, which shares of Common Stock shall be free of any transfer or other restrictions arising under this Agreement.  For the avoidance of doubt, the settlement provisions for RSUs set forth in this Section 3(d) is intended to qualify as a “short-term deferral” that is exempt from Section 409A of the Code.

4. Adjustment of RSUs.  The number of RSUs subject to this Award will automatically adjust to prevent accretion, or to protect against dilution, in the event of a change to the Company’s Common Stock resulting from a recapitalization, stock split, consolidation, spin-off, reorganization, or liquidation or other similar transactions and any transaction in which shares of Common Stock are changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or another corporation as provided under Section 9 of the Plan.

5. No Rights as a Stockholder.  As of the Grant Date, the Participant shall have no rights as a stockholder of the Company with respect to the RSUs (including voting rights and the right to receive dividends and other distributions), except as otherwise specifically provided in this Agreement; provided that dividends and other distributions paid on the Common Stock shall be credited to the Participant in an amount equal to the amount that would have been payable or distributable to the Participant had the Common Stock underlying the RSUs been issued and outstanding as of the record date for such dividend or distribution, to be held by the Company on the Participant's behalf and made subject to the same vesting conditions applicable to the underlying RSUs.  At the time of delivery of the underlying shares of Common Stock, the Company shall distribute to the Participant in cash all dividends or distributions previously paid with respect to the RSUs that vested hereunder without interest.  In the event the Participant forfeits RSUs, the Participant shall also immediately forfeit any dividends or distributions held by the Company that are attributable to the Common Stock underlying such forfeited RSUs.

6. Non-Transferability of Award.  The RSUs shall not be assignable or transferable by the Participant prior to their vesting in accordance with Section 3 of this Agreement.  In addition, RSUs shall not be subject to attachment, execution or other similar process prior to vesting.

7. No Right to Continued Service. The granting of the Award shall not be construed as granting to the Participant any right to continue services with the Company as an employee.

8. Amendment of RSUs Award.  The Award or the terms of this Agreement may be amended by the Board or the Committee at any time (a) if the Board or the Committee determines, in its reasonable discretion, that amendment is necessary or advisable in the light of any addition to or change in the Code or in the regulations issued thereunder, or any federal or state securities law or other law or regulation, which change occurs after the Grant Date and by its terms applies to the Award; provided that, such amendment shall not materially and adversely affect the rights of the Participant hereunder; or (b) other than in the circumstances described in clause (a), with the consent of the Participant.

9. Notice.  Any notice to the Company provided for in this Agreement shall be addressed to the Company in care of its Secretary at its executive offices at 1401 Wynkoop, Suite 500, Denver, Colorado 80202, and any notice to the Participant shall be addressed to the Participant at the current address shown on the payroll records of the Company. Any notice shall be deemed to be duly given if and when properly addressed and posted by registered or certified mail, postage prepaid.

10. Beneficiary.  The Participant may file with the Company a written designation of a beneficiary on such form as may be prescribed by the Company and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant’s estate shall be deemed to be the Participant’s beneficiary.

11. Tax Consequences and Withholding.  As of the Grant Date, or at any time thereafter as requested by the Company, the Participant hereby authorizes minimum required withholding from payroll and any other amounts payable to the Participant, and otherwise agrees to make adequate provision for, the minimum sums required to be withheld to satisfy the federal, state, local and foreign tax withholding obligations of the Company, if any, which arise in connection with the Award.  In addition, to the extent determined and memorialized in writing by the Committee, a Participant shall have the right to direct the Company to withhold up at a rate up to a Participant’s highest marginal tax rate for federal, state and local tax withholding as may be permitted under the Plan from time to time, using shares of Common Stock, including, without limitation, shares that would otherwise delivered upon exercise of vested RSUs, provided such withholding does not trigger liability accounting under FASB ASC Topic 718 or its successor.  Unless the tax withholding obligations of the Company, if any, are satisfied, the Company shall have no obligation to issue a certificate or book-entry transfer for such shares.  The Participant acknowledges that (s)he is solely responsible for paying all taxes attributable to this Award.

12. Governing Plan Document.  The Award is subject to all the provisions of the Plan (despite the fact that the Award is not granted under the Plan), the provisions of which are hereby made a part of this Agreement, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of the Award or this Agreement and those of the Plan, the provisions of the Plan shall control; provided, however, that in the event of any conflict between Section 3(a) or Section 3(b) of this Agreement and the Plan, such section of this Agreement shall control.

13. Governing Law. The validity, construction, interpretation and effect of this Agreement shall exclusively be governed by and determined in accordance with the laws of the State of Delaware, except to the extent preempted by federal law, which shall to the extent of such preemption govern.

14. Integrated Agreement.  This Agreement and the Plan constitute the entire understanding and agreement between the Company and the Participant with respect to the subject matter contained herein and supersedes any prior agreements, understandings, restrictions, representations, or warranties between the Company and the Participant with respect to such subject matter other than those as set forth or provided for herein.

15. Securities Matters.  The Company shall not be required to deliver any shares of Common Stock, or any certificates therefore or book-entry transfer notation thereof, until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

16. Saving Clause.  If any provision(s) of this Agreement shall be determined to be illegal or unenforceable, such determination shall in no manner affect the legality or enforceability of any other provision hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Grant Date specified above.

CHIPOTLE MEXICAN GRILL, INC.
By: Steve Ells
Executive Chairman
ACCEPTED AND AGREED TO:
Participant